MANAGEMENT'S DISCUSSION AND ANALYSIS
May 5, 2014
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2014 and 2013 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2013 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

DIVIDENDS

On May 5, 2014, TransGlobe's Board of Directors approved and declared a special dividend of $0.10 per share and the initial quarterly dividend of $0.05 per share, payable in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
May 20, 2014	May 22, 2014	May 28, 2014	$0.10
June 12, 2014	June 16, 2014	June 30, 2014	$0.05

The initiation of a quarterly dividend payment program is a key component of TransGlobe's objective to create value for its shareholders. The Company believes that it is well positioned to sustain a modest quarterly dividend payment, and intends to approve and declare regular quarterly dividends on a go-forward basis.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
The dividends (both special and quarterly) declared on May 5, 2014 have been designated as eligible dividends under the Income Tax Act (Canada).

MANAGEMENT STRATEGY AND OUTLOOK
The 2014 outlook provides information as to management’s expectation for results of operations for 2014. Readers are cautioned that the 2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2014 Production Outlook
Production guidance has been lowered to a range of 17,000 to 19,000 Bopd for 2014, with a mid-point of 18,000 Bopd. The 18,000 Bopd mid-point of guidance for 2014 is essentially flat with 2013 production. The changes in 2014 production guidance are summarized below.
In Egypt, production from West Gharib is approximately 1,500 Bopd behind the 2014 plan due to premature progressive cavity pump (“PCP”) failures and two high volume development wells at Arta which are producing at 50% of the planned volumes. West Bakr production is approximately 900 Bopd behind the 2014 plan due to mixed drilling results in early 2014. East Ghazalat production is approximately 200 Bopd ahead of the 2014 plan due to positive development drilling at Safwa. The Company has not included any production from the North West Gharib (“NWG”) and South Alamein concessions in the 2014 plan. The Company is planning to drill 14 to 16 wells at NWG in 2014 (starting early June) which could impact production in late 2014 if successful and approved for development prior to the fourth quarter. Development of the South Alamein Boraq discovery remains contingent upon receiving surface access approvals from the Military.
In Yemen, Block 32 is approximately 300 Bopd behind the 2014 plan due to regional tribal issues which has restricted diesel supplies and shut down development/appraisal drilling activities planned for 2014. Block S-1 is forecast to produce at 50% for the year due to ongoing tribal negotiations.
Year-to-date 2014 production is described in greater detail in the Operations Update section of the interim report. The reduction in production guidance for 2014 has not impacted reserves assigned at year end 2013.
In the near-term, second quarter production is expected to range between 16,500 and 17,000 Bopd due to uncertainties relating to the performance of PCPs in West Gharib and tribal issues in Yemen.

Production Forecast
	2014 Guidance	2014 Mid-point	2013 Actual	% Change
Barrels of oil per day	17,000 – 19,000	18,000	18,284	(1.5)
2014 Funds Flow From Operations Outlook
Funds flow from operations guidance of $125.0 million ($1.66/share), which is based on an annual average Dated Brent oil price of $100/Bbl and using the mid-point of the production guidance. The funds flow sensitivity to a $10/Bbl change in Brent for the balance of the year is approximately $11 million.

Funds Flow Forecast
($ millions)	2014 Guidance	2013 Actual	% Change
Funds flow from operations	125.0	139.1	(10)
Brent oil price ($ per bbl)	100.00	108.64	(8)

2	Q1- 2014

2014 Capital Budget
($ millions)
Egypt	93.6
Yemen	6.4
Total	100.0

The 2014 capital program is split 68:32 between development and exploration, respectively.  The Company plans to participate in 51 wells in 2014.  It is anticipated that the Company will fund its 2014 capital budget from funds flow from operations and working capital.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.
Reconciliation of Funds Flow from Operations

	Three months ended March 31
($000s)	2014	2013
Cash flow from operating activities	3,211	51,900
Changes in non-cash working capital	29,276	(15,895)
Funds flow from operations*	32,487	36,005

* Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

Q1-2014	3

SELECTED QUARTERLY FINANCIAL INFORMATION

	2014	2013				2012
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Bopd)	18,067	18,519	18,197	18,417	18,001	17,875	18,143	16,978

Average sales volumes (Bopd)	17,932	18,213	18,109	18,539	17,909	19,148	17,124	16,978
Average price ($/Bbl)	94.89	96.10	97.18	90.48	99.21	98.70	96.88	95.84
Oil sales	153,140	161,035	161,900	152,646	159,915	173,864	152,624	148,078
Oil sales, net of royalties	78,366	81,196	78,531	76,223	79,366	92,281	74,540	73,633
Cash flow from operating activities	3,211	109,226	22,035	16,347	51,900	65,250	2,368	24,603
Funds flow from operations*	32,487	36,743	33,483	32,887	36,005	46,839	35,397	35,174
Funds flow from operations per share
- Basic	0.44	0.49	0.45	0.45	0.49	0.63	0.49	0.48
- Diluted	0.43	0.49	0.44	0.40	0.44	0.57	0.47	0.43
Net earnings	16,692	6,893	16,344	10,397	24,878	34,836	11,774	30,149
Net earnings - diluted	16,692	6,893	16,344	(183)	21,427	32,156	11,774	20,821
Net earnings per share
- Basic	0.22	0.09	0.22	0.14	0.34	0.48	0.16	0.41
- Diluted	0.22	0.09	0.22	—	0.26	0.39	0.16	0.25
Total assets	692,341	675,800	723,708	670,996	672,675	653,425	635,529	620,937
Cash and cash equivalents	107,607	122,092	128,162	101,435	112,180	82,974	45,732	72,230
Convertible debentures	87,765	87,539	85,300	81,830	93,842	98,742	102,920	95,043
Total long-term debt, including current portion	—	—	39,040	15,224	17,097	16,885	31,878	37,855
Debt-to-funds flow ratio**	0.6	0.6	0.8	0.6	0.7	0.8	1.0	1.0

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the first quarter of 2014, TransGlobe has:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at March 31, 2014;

•	Reported net earnings of $16.7 million, which includes a $3.5 million unrealized non-cash loss on convertible debentures;

•	Experienced a decrease in oil sales compared to Q1-2013 primarily as a result of decreased oil prices;

•	Achieved funds flow from operations of $32.5 million;

•	Experienced a significant decrease in cash flow from operating activities as compared to Q4-2013, which was almost entirely due to higher cash collections in Q4-2013; and

•	Spent $14.4 million on capital programs, which was funded entirely with funds flow from operations.

4	Q1- 2014

2014 TO 2013 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
Q1-2013 net earnings*	24,878	0.33
Cash items
Volume variance	184	—	—
Price variance	(6,959)	(0.09)	(28)
Royalties	5,775	0.08	23
Expenses:
Production and operating	(5,046)	(0.07)	(20)
Cash general and administrative	(362)	—	(1)
Exploration	(331)	—	(1)
Current income taxes	3,180	0.04	13
Realized foreign exchange gain (loss)	(10)	—	—
Interest on long-term debt	324	—	1
Other income	51	—	—
Total cash items variance	(3,194)	(0.04)	(13)
Non-cash items
Unrealized foreign exchange gain	1,602	0.02	6
Depletion and depreciation	(1,985)	(0.03)	(8)
Unrealized gain (loss) on financial instruments	(6,509)	(0.09)	(26)
Stock-based compensation	444	0.01	2
Deferred income taxes	1,460	0.02	6
Deferred lease inducement	10	—	—
Amortization of deferred financing costs	(14)	—	—
Total non-cash items variance	(4,992)	(0.07)	(20)
Q1-2014 net earnings	16,692	0.22	(33)
* Diluted earnings per share for Q1-2013 is presented prior to the dilutive effect of the convertible debentures in that period
Net earnings decreased to $16.7 million in Q1-2014 compared to $24.9 million in Q1-2013. Reduced prices and increased production and operating costs resulted in a reduction in government take as a percentage of revenue from 65% in Q1-2013 to 62% in Q1-2014. The resulting decreases in royalties and current income taxes offset approximately 75% of the impact of decreased prices and increased operating costs. The remaining earnings variance relates mostly to the recognition of an unrealized loss on convertible debentures of $3.5 million in Q1-2014 compared with an unrealized gain on convertible debentures of $3.0 million in Q1-2013.
BUSINESS ENVIRONMENT
The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2014	2013
	Q-1	Q-4	Q-3	Q-2	Q-1
Dated Brent average oil price ($/Bbl)	108.18	109.27	110.27	102.44	112.59
U.S./Canadian Dollar average exchange rate	1.103	1.050	1.039	1.023	1.009
The average price of Dated Brent oil averaged 1% lower in Q1-2014 compared with Q4-2013. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government. The Company is in continual discussions with the Egyptian Government to improve the delayed cash collections,

Q1-2014	5

and expects to recover the accounts receivable balance in full. During the first quarter of 2014, the Company collected $29.4 million in accounts receivable from the Egyptian Government.
The Company has received environmental approvals for all 18 well plans submitted for the NW Gharib block, and has received military approvals for the first 15 well plans submitted. The remaining military approvals are expected in the coming weeks. In addition, our partner that operates the East Ghazalat concession filed and received an approved development plan for the North Dabaa discovery in the first quarter. The timely receipt of these approvals is a positive indication that Egypt's oil and gas processes continue to normalize despite the recent political changes.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties and Other (Bopd)
Sales Volumes

	Three months ended March 31
	2014	2013
Egypt	17,291	17,667
Yemen	641	242
Total Company	17,932	17,909
Netback

Consolidated
	Three months ended March 31
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	153,140	94.89	159,915	99.21
Royalties	74,774	46.33	80,549	49.97
Current taxes	19,894	12.33	23,074	14.32
Production and operating expenses	19,578	12.13	14,532	9.02
Netback	38,894	24.10	41,760	25.90

Egypt
	Three months ended March 31
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	146,944	94.43	157,489	99.05
Royalties	73,023	46.92	79,644	50.09
Current taxes	19,435	12.49	22,790	14.33
Production and operating expenses	16,307	10.48	12,731	8.01
Netback	38,179	24.54	42,324	26.62
The netback per Bbl in Egypt decreased 8% in Q1-2014 compared with Q1-2013. The main reason for the decreased netback was the effect of a 5% reduction in realized oil prices as compared to Q1-2013. Production and operating expenses increased by 31% on a per Bbl basis, which was principally related to a significant increase in well servicing costs relating to faulty progressive cavity pumps at West Gharib, which has also negatively impacted production, combined with increased fuel costs. The increase in production and operating expenses resulted in an increase in cost oil allocated to the Company, which reduced royalties and taxes on a per Bbl basis. In Q1-2014, the average selling price was $13.75/Bbl lower (Q1-2013 - $13.54 lower) than the average Dated Brent oil price for the period of $108.18/Bbl (Q1-2013 - $112.59) which is a result of a gravity/quality adjustment.
Royalties and taxes as a percentage of revenue decreased to 63% in Q1-2014 compared with 65% in Q1-2013. This decrease is due to higher operating costs which has increased the Company's cost recovery, combined with decreased oil prices which reduces excess cost oil.

Yemen
	Three months ended March 31
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	6,196	107.40	2,426	111.39
Royalties	1,751	30.35	905	41.55
Current taxes	459	7.96	284	13.04
Production and operating expenses	3,271	56.70	1,801	82.69
Netback	715	12.39	(564)	(25.89)

6	Q1- 2014

In Yemen, the Company achieved a netback per Bbl of $12.39 in the three months ended March 31, 2014. While production and operating expenses per Bbl were reduced substantially as compared to Q1-2013, they remain at elevated levels in Q1-2014 as a result of production shut-ins on Block S-1 and Block 32 during the quarter. While production volumes were down, the Company continued to incur the majority of the operating costs which significantly impacted operating expenses per Bbl. These operating costs will be recovered from cost oil when production resumes.
Royalties and taxes as a percentage of revenue decreased to 36% from 49% in the three months ended March 31, 2014, compared with 2013. The reduced government take is the result of the recovery of cost pools that were built up in 2013 while Block S-1 was shut-in.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three months ended March 31
	2014		2013
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	7,810	4.84	6,907	4.29
Stock-based compensation	834	0.52	1,278	0.79
Capitalized G&A and overhead recoveries	(1,636)	(1.01)	(1,085)	(0.67)
G&A (net)	7,008	4.35	7,100	4.41
G&A expenses in Q1-2014 were consistent with Q1-2013 both on a net and per Bbl basis. G&A (gross) was elevated in Q1-2014 compared to Q1-2013 mostly due to an increase in banking fees associated with the letters of credit ($60.5 million) required to backstop the Company's financial commitments under the recently ratified PSCs in Egypt. These banking fees were capitalized in their respective concessions, which is the reason for the increased capitalized G&A. The reduction in stock-based compensation is mainly due to a 21% reduction in the number of outstanding stock options as at March 31, 2014 compared to March 31, 2013, combined with the fact that the stock options outstanding in Q1-2014 are on average further along in their life cycles than those that were outstanding in Q1-2013.
FINANCE COSTS
Finance costs for the three-month period ended March 31, 2014 decreased to $1.9 million compared with $2.2 million in the same period in 2013. Interest expense on the convertible debentures for the three-month period ended March 31, 2014 was $1.3 million (Q1-2013 - $1.5 million). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at March 31, 2014 compared to March 31, 2013.

	Three months ended March 31
(000s)	2014	2013
Interest expense	$1,616	$1,940
Amortization of deferred financing costs	276	262
Finance costs	$1,892	$2,202
The Company had no long-term debt outstanding under the Borrowing Base Facility as at March 31, 2014 (March 31, 2013 - $18.5 million). The term of the facility extends to December 31, 2017 and the borrowing base is currently $100.0 million. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn or utilized under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. Under certain circumstances the debentures may also be redeemed by the Company. The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	Three months ended March 31
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	12,370	7.95	10,890	6.85
Yemen	702	12.17	202	9.27
Corporate	93	—	88	—
	13,165	8.16	11,180	6.94
In Egypt, DD&A increased 16% on a per Bbl basis in the three months ended March 31, 2014 compared to 2013. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt along with increased future capital costs at West Bakr.
In Yemen, DD&A increased 31% on a per Bbl basis in the three months ended March 31, 2014 compared to 2013 due to a declining reserve base at Block 32 combined with increased future capital costs.

Q1-2014	7

CAPITAL EXPENDITURES

	Three months ended March 31
($000s)	2014	2013
Egypt	13,916	17,688
Yemen	434	495
Corporate	15	10
Total	14,365	18,193
In Egypt, total capital expenditures in 2014 were $13.9 million (2013 - $17.7 million). During Q1-2014, the Company drilled five wells in West Gharib (four oil wells and one well which was plugged back to surface casing and suspended for a future sidetrack). The Company also drilled three oil wells at West Bakr and two wells at East Ghazalat (one oil well and one dry hole).
OUTSTANDING SHARE DATA
As at March 31, 2014, the Company had 74,714,494 common shares issued and outstanding and 5,595,467 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,595,467 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at March 31, 2014 (December 31, 2013 - 0.8). This was within the Company’s internal guideline of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2014 and 2013:

Sources and Uses of Cash
	Three months ended March 31
($000s)	2014	2013
Cash sourced
Funds flow from operations*	32,487	36,005
Exercise of options	716	396
	33,203	36,401
Cash used
Capital expenditures	14,365	18,193
Deferred financing costs	—	50
Transfer to restricted cash	1	1
Finance costs	3,847	3,373
Other	514	580
	18,727	22,197
	14,476	14,204
Changes in non-cash working capital	(28,961)	15,002
Increase (decrease) in cash and cash equivalents	(14,485)	29,206
Cash and cash equivalents – beginning of period	122,092	82,974
Cash and cash equivalents – end of period	107,607	112,180
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2014 exploration and development program of $100.0 million including contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At March 31, 2014, the Company had working capital of $258.9 million (December 31, 2013 - $242.0 million). The increase to working capital in Q1-2014 is due almost entirely to an increase in accounts receivable, which was partially offset by a decrease in cash and cash equivalents. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the recent political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to improve the delayed cash collections, and expects to recover the entire accounts receivable balance in full.
To date, the Company has experienced no difficulties with transferring funds abroad.
At March 31, 2014, TransGlobe had $100.0 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $60.5 million in the form of letters of credit.

8	Q1- 2014

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	37,096	37,096	—	—	—
Convertible debentures	Yes - Liability	87,765	—	87,765	—	—
Office and equipment leases [3]	No	13,554	7,867	2,611	1,890	1,186
Minimum work commitments [4]	No	61,250	750	60,500	—	—
Total		199,665	45,713	150,876	1,890	1,186

[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at March 31, 2014 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2014.
EVENTS AFTER THE REPORTING PERIOD
Termination of Arrangement Agreement with Caracal Energy Inc.
On March 15, 2014, TransGlobe announced that they had entered into an arrangement agreement to merge with Caracal Energy Inc. ("Caracal") by way of an exchange of shares. On April 14, 2014, TransGlobe announced the termination of the arrangement agreement after being advised by Caracal that it had received an unsolicited cash offer to acquire all of the outstanding shares of Caracal, and that the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.25 million in accordance with the terms of the agreement.
Declaration of Special and Quarterly Dividend
On May 5, 2014, the Board of Directors declared a special dividend of $0.10 per common share and a quarterly dividend of $0.05 per common share, both of which will be paid in cash. The special dividend is payable to shareholders of record on May 22, 2014, and will be paid on May 28, 2014. The first quarterly dividend is payable to shareholders of record on June 16, 2014, and will be paid on June 30, 2014.

Q1-2014	9

CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company's internal control over financial reporting during the period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

10	Q1- 2014